Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Strong results from Goldbelt's Inata resource expansion drilling program

    TORONTO, June 22 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) has received the initial assay results from the commencement of its 35,000 meter resource expansion drilling program at the Inata deposit and other Belahouro resource projects located in Burkina Faso.
    The latest results were obtained from the first phase of drilling within the North and Central Inata, and Sayouba deposit areas at the Belahouro Gold
Project. The most significant gold intersections are as follows:
    <<
                         INRC941       30m(at)3.22g/t
                         including     21m(at)3.95g/t
                                        4m(at)2.91g/t
                         INRC943        9m(at)2.12g/t
                         INRC948       15m(at)4.27g/t
                         INRC950       15m(at)1.92g/t
                         INRC952       13m(at)3.40g/t
                                       15m(at)3.94g/t
                         INRC954        6m(at)4.58g/t

    3,164 assay results were received from 25 reverse circulation drill holes of which 17 holes encountered significant mineralization. The resource expansion drill program is targeting strike extensions of known mineralization of the Inata deposits and will provide the resource base for the Inata project feasibility study.
    Collin Ellison, President and CEO, commented that, "These drill results demonstrate the strong continuity of mineralization in the Inata trend. We are particularly encouraged by results at Inata North and Sayouba, which have been showing excellent grades. The current drill program's primary objective is to extend the resources at Inata and the adjacent projects at Sayouba and Minfo for the development of a future mining operation. Activity to date has been underway in the North, but we anticipate mobilizing a drill rig down to Minfo as our program progresses."
    All holes were drilled at -60 degrees to the east. The significant intersections (2m widths greater than 1.0g/t Au) are summarized in the table below.

    -------------------------------------------------------------------------
    Assay Results with Intervals greater than 2m and Au greater than 1.0g/t
    -------------------------------------------------------------------------
      Hole ID:    Northing   Easting      From       To     Interval   Grade
    -------------------------------------------------------------------------
                                        (meters)  (meters)  (meters) (g/t Au)
    -------------------------------------------------------------------------
    Inata North
    -------------------------------------------------------------------------
    INRC 940       1589459    683000       55        59         4       2.53
    -------------------------------------------------------------------------
    INRC 941       1589400    683000       13        15         1       1.17
    -------------------------------------------------------------------------
                                          120       124         4       2.91
    -------------------------------------------------------------------------
                                          129       150        21       3.95
    -------------------------------------------------------------------------
    INRC 943       1589300    683025       14        16         2       3.47
    -------------------------------------------------------------------------
                                           27        30         3       2.09
    -------------------------------------------------------------------------
                                           35        41         6       1.40
    -------------------------------------------------------------------------
                                           49        58         9       2.12
    -------------------------------------------------------------------------
    INRC944        1589275    683025       21        23         2       1.05
    -------------------------------------------------------------------------
    INRC 945       1589275    683025       14        18         4       3.12
    -------------------------------------------------------------------------
    INRC 946       1589275    683075       14        18         4       2.15
    -------------------------------------------------------------------------
    INRC 947       1589200    683060       29        41        12       1.70
    -------------------------------------------------------------------------
    INRC 948       1588900    682825      152       167        15       4.27
    -------------------------------------------------------------------------
    INRC 949       1588850    682800      174       179         5       2.23
    -------------------------------------------------------------------------
    INRC 950       1588680    682845       37        39         2       1.36
    -------------------------------------------------------------------------
                                          117       132        15       1.92
    -------------------------------------------------------------------------
    INRC 954       1588450    682760       95       104         9      12.52
    -------------------------------------------------------------------------
                                          117       123         6       4.58
    -------------------------------------------------------------------------
                                          150       152         2       2.37
    -------------------------------------------------------------------------
                                          170       177         7       1.91
    -------------------------------------------------------------------------
    Inata Central
    -------------------------------------------------------------------------
    INRC 935       1586915    682450      160       166         6       3.21
    -------------------------------------------------------------------------
    INRC 939       1586400    682400       81        83         2       1.55
    -------------------------------------------------------------------------
    Sayouba
    -------------------------------------------------------------------------
    INRC 951       1588990    683390       42        47         5       1.02
    -------------------------------------------------------------------------
    INRC 952       1588940    683320       64        67         3       1.36
    -------------------------------------------------------------------------
                                           74        87        13       3.40
    -------------------------------------------------------------------------
                                           93       108        15       3.94
    -------------------------------------------------------------------------
                                          114       121         7       1.44
    -------------------------------------------------------------------------
                                          126       129         3       1.77
    -------------------------------------------------------------------------

    Sample collection, preparation and assaying procedures are as follows:

    -   The drill samples were collected every meter and passed through a standard riffle splitter. A 2 kg split portion was retained for assay, which represented 10% - 15% of the total volume. The remaining sample was recovered, placed in storage receptacles, and set in numerical order adjacent to the hole for later sampling, checking and geological logging.

    -   The samples for assay were sent by truck to SGS laboratories in
        Ouagadougou (Burkina Faso) in 2,000 sample batches for analysis. The sample preparation and assaying procedures employed by SGS are:

        1. Sample preparation - 2 kg or less was dried, desegregated and pulverized to 85% (at) -74 micron ((micro) m). 200 grams of pulp were split off for analysis.

        2. Analysis - 50 gram charge. Fire assay fusion - lead collection, resulting prill is dissolved in aqua regia and presented to an atomic absorption spectrometer to quantify the gold with a detection limit of 0.01ppm.

    Quality control procedures included: detailing of repeat assay and any deviation; detailing of results assaying blanks and standards; check assaying via internal contractor and third party referee testing; and details on maintenance and procedures on a regular basis.
    Note that the drill widths presented above are drill intersection widths and may not represent true widths.
    Goldbelt's Inata deposit has a currently estimated NI 43-101 resource as reported in the April 24, 2006 press release of 15.02 million tonnes grading an average of 1.9 g/t gold (921,000 oz Au) in the measured and indicated
categories and 3.57 million tonnes grading 1.4 g/t gold (165,000 oz Au) in the inferred category.
    Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release.

    GOLDBELT RESOURCES LTD.

    Per:   "Collin Ellison"

           Collin Ellison,
           President & CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    >>
    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com/
    (GLD. GLDDF)

CO:  Goldbelt Resources Ltd.

CNW 18:29e 22-JUN-06